STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

Email:

tfd@stevenslee.com

Direct Fax:

(610) 988-0828

September 27, 2012

Securities and Exchange Commission

EDGAR Filing

Re:  DMS India MidCap Index Fund
ICA File 811-22706

Class A Shares filed August 16, 2012

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Fund filed a new prospectus under rule 485(a) on August 16, 2012 to add a new Class A shares to the Fund.  The Staff of the Commission has provided comments regarding this filing by telephone call to the undersigned.  The Fund intends to address the Staff’s comments as follows:

1.

The Shareholder Fees and Operating Expense tables on page 1 have been corrected to show the level of fees net of reimbursements and waivers.

2.

The language required by Item 8 of Form N-1A has been added after “TAX INFORMATION” on approximately page 5.

3.

The language under “Costs of Investing” on approximately page 6 has been revised to delete the reference to the possibility of changing the investment objective of the Fund on 60 days’ notice to the shareholders.  The remaining language indicates that the objective is fundamental and cannot be changed without the vote of the shareholders.  A correlating change will also be made to the Prospectus for the Investor Shares Class of this fund.

4.

On approximately page 8, under the section “DMS INDIA MIDCAP INDEX FUND – INFORMATION AND RISKS,” there are several references to a capitalized term “Subsidiary.”  This was a mistake, and these references have been changed to the “Fund.”  Correlating changes will also be made to the Prospectus for the Investor Shares Class of this fund.

5.

In the section “THE FUNDS AND THE ADVISOR” on approximately page 14, the language describing the advisory agreement and the fee has been amended to reflect the Advisor’s commitment to reimburse the Fund or waive its fees to maintain the Fund’s operating expenses below 1.21%.

6.

The Staff commented that there appears to be two sections of the Prospectus that discuss the policy against frequent trading or early termination, on approximately page 12 and page 26, and suggested that the concept be discussed in one location only.  The Fund believes that the language is too lengthy to include in only one place, and that the concept is important to discuss in both areas of the Prospectus.  Thus, the Fund has determined to change the language in the later section to reflect “exemptions” from the frequent trading policy to delineate those transactions that would not be charged an early redemption fee.  In this way, the fee is discussed early on in the Prospectus to make potential shareholders aware that there is a policy against frequent trading, and then again in the latter portion to more completely discuss types of transactions not subject to the fee.  The Fund does not believe that the information is redundant or contradictory.

7.

The Staff requested that the language of the Statement of Additional Information be conformed to the changes requested in the Prospectus, particularly in reference to the management fee and the waiver thereof by the Advisor.  The Fund has done so.

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff.  The Fund will file a request for acceleration as soon as the Staff communicates that all changes have been made satisfactorily.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm